Exhibit 8.1

Subsidiaries of A2Z Cust2Mate Solutions Corp.

Legal Name of Subsidiary	Jurisdiction of Organization

A2Z Csut2Mate Solutions Corp.	British Columbia

1219054 B.V Ltd.	British Columbia

A2Z Advanced Solutions Ltd.	Israel

AAI Advanced Automotive Innovations Inc.	Ontario

Isramat Ltd.	Israel

Cust2Mate Ltd.	Israel

Cust2Mate USA Inc.	USA